Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands, except ratios)

	Six Months Ended June 30,
	2014	2013
Earnings:
Net loss(1)	$(31,282)	$(11,553)
Fixed Charges	34,825	20,395
Equity income in unconsolidated company	—	—
Interest capitalized	(5,701)	(6,873)
Amortization of previously capitalized interest	1,510	234
Total	(648)	2,203
Fixed Charges:
Interest cost and debt expense	26,451	11,397
Interest capitalized	5,701	6,873
Interest allocable to rental expense(2)	2,673	2,125
Total Fixed Charges	$34,825	$20,395
Preferred limited partner dividends	8,823	4,028
Total Fixed Charges and Preferred Dividends	$43,648	$24,423
Ratio of Earnings to Fixed Charges(3)	—	0.11x
Ratio of Earnings to Fixed Charges and Preferred Dividends(3)	—	0.09x

(1)	Includes loss on asset sales and disposal of $1.6 million and $1.4 million for the six months ended June 30, 2014 and 2013, respectively.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)	Due to the Partnership’s net loss for the six months ended June 30, 2014, its earnings were insufficient to cover its fixed charges by $0.6 million.